UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Clarification Regarding Rumors or Media Reports

On July 10, 2026, certain news outlets, including News Tomato, reported that Kohlberg Kravis Roberts & Co. is reviewing acquisition financing in connection with its potential equity investment in an artificial intelligence (“AI”) data center project being developed by SK Telecom Co., Ltd. (the “Company”), and that a capital increase of approximately Won 1 trillion is being contemplated. In response to such news reports, the Company hereby clarifies that, while it is reviewing various strategic options in connection with its AI data center business, no specific determinations or decisions have been made as of the date hereof.

The Company expects to make a further disclosure when matters relating to the foregoing are determined, or within one month of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: July 10, 2026